Exhibit 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2010	Year Ended June 30, 2009	Year Ended June 30, 2008
	(In Thousands, Except Per Share Data, Unaudited)

Income available to common stockholders	$6,812	$6,391	$5,904

Weighted average shares outstanding	67,920	68,710	69,522

Basic earnings per share	$0.10	$0.09	$0.08

Income for diluted earnings per share	$6,812	$6,391	$5,904

Total weighted average common shares and equivalents outstanding for diluted computation	67,920	68,710	69,522

Diluted earnings per share	$0.10	$0.09	$0.08